SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

65-228, Hangangro, 3-ga, Yongsan-gu, Seoul 140-716, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q2 ’11 Earnings Results

I. Performance in Q2 2011 – IFRS Consolidated Financial Data

(Unit: KRW B)

Item	Q2 11	Q1 11	Q2 10	QoQ	YoY
Quarterly Results
Revenues	6,047	5,366	6,454	12.7%	-6.3%
Operating Income	-48	-239	726	-79.8%	n/a
Income before Tax	-51	-202	604	-74.8%	n/a
Net Income	21	-115	555	n/a	-96.2%

II. IR Event of Q2 2011 Earnings Results

1. Provider of Information:	IR team

2. Participants:	Institutional investors, Securities analysts, etc.

3. Purpose:	To present Q2 11 Earnings Results of LG Display

4. Date & Time:	3:20 p.m. (Korea Time) on July 21, 2011 in Korean

9:00 p.m. (Korea Time) on July 21, 2011 in English

5. Venue & Method:	1) Earnings release conference in Korean:

- Woori Art Hall, 4th floor, Woori Investment & Securities Building,
23-4, Yoido-dong, Youngdungpo-gu, Seoul

2) Conference call in English:

- Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

1)	Head of Disclosure:

Heeyeon Kim, Senior Manager, IR Department (82-2-3777-1620)

2)	Main Contact for Disclosure-related Matters:

Brian Heo, Assistant Manager, IR Team (82-2-3777-0978)

3)	Relevant Team: IR team (82-2-3777-1010)

III. Remarks

i.	Please note that the presentation material for Q2 11 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q2 11 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

LG DISPLAY REPORTS SECOND QUARTER 2011 RESULTS

SEOUL, Korea – 21 July, 2011 – LG Display [NYSE: LPL, KRX: 034220], a leading innovator of TFT-LCD technology, today reported unaudited earnings results based on consolidated IFRS (International Financial Reporting Standards) for the three-month period ending June 30, 2011.

•

Sales in the second quarter of 2011 increased by 13% to KRW 6,047 billion from KRW 5,366 billion in the first quarter of 2011, and decreased by 6% compared with KRW 6,454 billion in the second quarter of 2010.

•

Operating loss in the second quarter of 2011 was KRW 48 billion. This compares with a loss of KRW 239 billion in the first quarter of 2011 and operating profits of KRW 726 billion in the second quarter of 2010.

•

EBITDA in the second quarter of 2011 was KRW 845 billion, an increase of 46% from KRW 577 billion in the first quarter of 2011 and a year-on-year decrease of 41% from KRW 1,433 billion in the second quarter of 2010.

•

Net income was 21 billion in the second quarter of 2011 compared with net loss of KRW 115 billion in the first quarter of 2011 and decreased by 96% compared from net income of KRW 555 billion in the second quarter of 2010.

Mr. Young Soo Kwon, CEO of LG Display, noted “Despite the rapidly changing market conditions, we were able to maintain our competitive industry position due to a strong business structure that is highly resilient to market fluctuation. We will focus on increasing the proportion of differentiated products such as FPR and IPS and executing efficient operation strategies to overcome uncertainties in the second half of the year”

The company shipped a total of 7.45million square meters of net display area in the second quarter of 2011, an increase of 11% quarter-on-quarter.

TFT-LCD panels for TVs, monitors, notebook PCs, smartbooks and mobile applications accounted for 48%, 20%, 14%, 10% and 8%, respectively, on a revenue basis in the second quarter.

With KRW 2,364 billion of cash and cash equivalents and 129% of liability to equity ratio as of June 30, 2011, the financial structure of the company remains stable.

Outlook

The following expectations are based on information as of June 30, 2011. The Company does not expect to update its expectations until next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

“As uncertainties over market demand persist in the third quarter, we expect customers to maintain a conservative approach to their inventory strategy. LG Display will continue to speed up efforts to differentiate products and business structure, while reasonably adjusting input resources. We also plan to maximize the operational efficiency of our resources such as SCM by utilizing our accumulated internal capabilities.” said James Jeong, CFO of LG Display.

Earnings Conference and Conference Call

LG Display will hold a Korean language earnings conference on July 21, 2011, at 3:20 p.m. Korea Standard Time at the Woori Art Hall (4F), Woori Investment & Securities Building, Yeouido, Seoul, Korea. An English language conference call will follow at 9:00 p.m. Korea Standard Time, 8:00 a.m. EDT and 1:00 p.m. GMT. The call-in number is +82 (0)31-810-3061 both for callers in Korea and callers outside of Korea. The confirmation number is 9999#. Corresponding slides will be available at the Investor Relations section of the LG Display web site: www.lgdisplay.com.

Investors can listen to the conference call via the Internet at www.lgdisplay.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is +82 (0)31-931-3100 both for callers in Korea and callers outside of Korea. The confirmation number for the replay is 109411#.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs and flexible displays. The company provides TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, mobile products and other various applications. LG Display currently operates eight fabrication facilities and six back-end assembly facilities in Korea, China and Poland. The company has a total of 50,000 employees operating worldwide. Please visit http://www.lgdisplay.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:
Hee Yeon Kim, Head of Investor Relations Tel: +822-3777-1010
Email: ir@lgdisplay.com

Media Contacts:
Bang-Soo Lee, Head of Public Relations	Claire Ohm, Manager, Corporate PR
LG Display	LG Display
Tel: +822-3777-1020	Tel: +822-3777-1004
Email: bsleeb@lgdisplay.com	Email: hcohm@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: July 21, 2011	By:	/s/ Heeyeon Kim
(Signature)
	Name:	Heeyeon Kim
	Title:	Senior Manager / IR Department